SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Aspect Medical Systems, Inc

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

045235108

(CUSIP Number)

Neal K. Stearns, Esq.
First Manhattan Co.
437 Madison Avenue
New York, New York 10022
Telephone: 212-756-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 045235108	13D	Page 2 of 6 Pages

1.	Names Of Reporting Persons First Manhattan Co.

2.	Check the Appropriate Box if a Member of a Group (a) (b)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) Or 2(E)

6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None

	8.	Shared Voting Power: 3,012,900

	9.	Sole Dispositive Power: None

	10.	Shared Dispositive Power: 3,012,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,012,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11): 17.3%

14.	Type of Reporting Person: BD, IA, PN

CUSIP No. 045235108	13D	Page 3 of 6 Pages

1.	Names Of Reporting Persons First BioMed Management Associates, LLC

2.	Check the Appropriate Box if a Member of a Group (a) (b)

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) Or 2(E)

6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,351,300

	8.	Shared Voting Power: None

	9.	Sole Dispositive Power: 1,351,300

	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,351,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11): 7.8%

14.	Type of Reporting Person: IA

CUSIP No. 045235108	13D	Page 4 of 6 Pages

1.	Names Of Reporting Persons Vincent P. Scialli

2.	Check the Appropriate Box if a Member of a Group (a) (b)

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) Or 2(E)

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 2,000

	8.	Shared Voting Power: None

	9.	Sole Dispositive Power: 2,000

	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person: IN

This Amendment No. 3 to Schedule 13D is being filed to amend and supplement the statements on Schedule 13D previously filed by First Manhattan Co., First BioMed Management Associates, LLC and Vincent P. Scialli. Except as amended and supplemented hereby, such statements remain in full force and effect.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended to read as follows:

The shares of Common Stock purchased by the entities referred to in Item 5 were purchased for an aggregate consideration equal to $25,326,014.42, which amount was derived from the available funds of such entities, and Mr. Scialli’s 2,000 shares were purchased for $13,891 of his personal funds. None of such shares (the “Shares”) were purchased with borrowed funds.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

The first paragraph of Item 5 and the following table are hereby amended to read as follows:

Set forth below is the aggregate number of shares of Common Stock held as of the date hereof for the accounts of each of the following entities, together with the percentage of outstanding shares of Common Stock that such number of shares represents based upon 17,415,429 shares of Common Stock outstanding as of April 13, 2009, as reported on the Issuer’s Schedule 14A for the annual meeting to be held on June 5, 2009.

Name	Number of Shares	Percent of Class
First Health, L.P.	999,100	5.7%
First Health Limited	512,900	2.9
First Health Associates, L.P.	149,600	0.9
First BioMed, L.P.	863,400	5.0
First BioMed Portfolio, L.P.	487,900	2.8
Total	3,012,900	17.3%

Item 5 is further supplemented as follows:

On April 30, 2009, First Health, L.P., First Health Limited and First Health Associates, L.P. purchased in the open market 387,300, 142,900 and 69,800 shares of Common Stock, respectively, in each case at $5.01 per share, including brokerage commissions. On May 1, 2009, First Health, L.P., First Health Limited, First Health Associates, L.P., First BioMed, L.P. and First BioMed Portfolio, L.P. purchased in the open market 31,609, 14,500, 5,100, 36 and 85 shares, respectively, in each case at an average price of $5.1568 per share, including brokerage commissions. Except as set forth in this Statement, none of the Reporting Persons, FMLLC or Dr. Colin has effected any transactions with respect to shares of Common Stock during the 60 days preceding the filing of this Statement.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1:     Joint Filing Agreement.

Page 5 of 6 Pages

SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2009

FIRST MANHATTAN CO.
By FIRST MANHATTAN LLC,
   General Partner

By: /s/ Neal K. Stearns
Name:   Neal K. Stearns
Title:     Managing Member

FIRST BIOMED MANAGEMENT ASSOCIATES, LLC
By FIRST MANHATTAN CO.,
   Co-Managing Member
By FIRST MANHATTAN LLC,
   General Partner

By: /s/ Neal K. Stearns
Name:   Neal K. Stearns
Title:     Managing Member

/s/ Vincent P. Scialli
              Vincent P. Scialli

Page 6 of 6 Pages